UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

United Bancshares, Inc.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

(CUSIP Number)

Bonita Selhorst, 100 South High Street, Columbus Grove, OH 45830, (419)659-2141

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

12g Registration effective April 1, 2000 -- Securities acquired January 31, 2000

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAME OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (entities only).

Joe S. Edwards, Jr.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) _________________________________________________________

(b) _________________________________________________________

3. SEC USE ONLY ________________________________________________

4. CITIZENSHIP OR PLACE OF ORGANIZATION		U.S.
Number of Shares Beneficially Reporting Owned By Each Person with:	5. SOLE VOTING POWER:	185,101
	6. SHARED VOTING POWER:	- 0 -
	7. SOLE DISPOSITIVE POWER:	185,101
	8. SHARED DISPOSITIVE POWER:	-0-

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

185,101

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions):

Not Applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.14%

12. TYPE OF REPORTING PERSON (See Instructions):

IN

Item 1. Security and Issuer

(a)	Title of the Class of Equity Securities:	Common Stock, without par value
(b)	Name and Address of Issuer's Principal Executive Officers:

E. Eugene Lehman, President

United Bancshares, Inc.

100 South High Street

Columbus Grove, Ohio 45830

Carl L. McCrate, Secretary/Treasurer

United Bancshares, Inc.

100 South High Street

Columbus Grove, Ohio 45830

Bonita Selhorst, Assistant Secretary/Assistant Treasurer

United Bancshares, Inc.

100 South High Street

Columbus Grove, Ohio 45830

Item 2. Identity and Background

(a)	Name of Person Filing:	Joe S. Edwards, Jr.
(b)	Residence or Business Address : 2626 Shoreline Drive Lima, OH 45805
(c)	Present Principal Occupation:	Business man
(d)	Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:
Not Applicable
(e)	Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:
Not Applicable
(f)	Citizenship:	United States

Item 3. Source and Amount of Funds or Other Considerations

Securities acquired in exchange for formally owned shares of The Bank of Leipsic Company as result of a merger between The Bank of Leipsic Company and Leipsic Interim Bank, a wholly-owned subsidiary of Issuer.

Item 4. Purpose of Transaction.

Securities acquired for investment purposes and in exchange for formally owned shares of The Bank of Leipsic Company as result of a merger between The Bank of Leipsic Company and Leipsic Interim Bank, a wholly-owned subsidiary of Issuer. The reporting person has no plans that would relate to or result in any of the events identified in Item 4 of the Instructions to Schedule 13D.

Item 5. Interest in Securities of Issuer:

(a)	(i)	Amount Beneficially Owned:	185,101
	(ii)	Percent of Class:	25.24%
(b)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	185,101
	(ii)	shared power to vote or to direct the vote:	- 0 -
	(iii)	sole power to dispose or direct the disposition of:	185,101
	(iv)	shared power to dispose or direct the disposition of:	- 0 -

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Not Applicable.

ITEM 7. Material to be Filed as Exhibits:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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Date

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Joe S. Edwards, Jr.